

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 4, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, $0.001 par value per share, of PGIM QMA Strategic Alpha International Equity ETF of PGIM ETF TRUST under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company